

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2017

Daniel R. Thompson
Chairman
Cardiff International, Inc.
401 E. Las Olas Boulevard, Suite 1400
Ft. Lauderdale, Florida 33301

> **Re: Cardiff International, Inc.**
> **Item 4.02 Form 8-K filed August 30, 2017**
> **Item 4.02 Form 8-K filed August 22, 2017**
> **Item 4.02 Form 8-K filed July 27, 2017**
> **File No. 000-49709**

Dear Mr. Thompson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure